

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2023

Norman Snyder, Jr.
Chief Executive Officer
Reed's, Inc.
201 Merritt 7 Corporate Park
Norwalk, CT 06851

     Re: Reed's, Inc.
          Registration Statement on Form S-1
          Filed August 16, 2023
          File No. 333-274035

Dear Norman Snyder:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Alex King at 202-551-8631 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Manufacturing

cc: Ruba Qashu